

November 19, 2021

Jonathan Chan
Chairman and Co-Chief Executive Officer
Aetherium Acquisition Corp
79B Pemberwick Rd.
Greenwich, CT 06831

> **Re: Aetherium Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2021**
> **File No. 333-258072**

Dear Mr. Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2021 letter.

Amendment No. 1 to Form S-1 filed November 5, 2021

Risk Factors, page 43

1. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Jonathan Chan
Aetherium Acquisition Corp
November 19, 2021
Page 2

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Janeane R. Ferrari